As filed with the Securities and Exchange Commission on April 4, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUPERCONDUCTOR TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3663	77-0158076
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9101 Wall Street, Suite 1300

Austin, TX 78754

(512) 334-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey A. Quiram

President and Chief Executive Officer

Superconductor Technologies Inc.

9101 Wall Street, Suite 1300

Austin, TX 78754

(512) 334-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Ben D. Orlanski, Esq. Matthew S. O’Loughlin, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, California 90064 (310) 312-4000 (310) 312-4224 — Facsimile

(Approximate date of commencement of proposed sale to the public) As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value, issuable upon exercise of warrants to purchase Common Stock (2)	1,581,000 (1)(2)	$0.945 (3)	$1,494,045	$186.00

(1)	The shares registered are offered for resale by the selling stockholders named in the prospectus.
(2)	Pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended and based on the average of the high and the low prices of the Common Stock on April 2, 2018 as reported by the Nasdaq Capital Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2018

PROSPECTUS

1,581,000 Shares of Common Stock

This prospectus relates to the sale or other disposition from time to time of up to 1,581,000 shares of our common stock underlying warrants to purchase shares of our common stock which expire in 2023 (the “warrants”), by the persons described in this prospectus, whom we call the “selling stockholders,” identified in the section entitled “Selling Stockholders” in this prospectus, or their transferees. We are registering the shares underlying the warrants as required by the terms of the registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. However, we may receive up to approximately $1.8 million in gross proceeds, solely to the extent the warrants are exercised for cash.

The selling stockholders or their transferees may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information, you should refer to the section entitled “Plan of Distribution” of this prospectus. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions incurred by the selling stockholders.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “SCON.” On April 2, 2018, the reported closing price per share of our common stock was $0.93.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 4, 2018

ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about us that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Superconductor Technologies Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless the context otherwise requires, the terms “Superconductor Technologies Inc.,” the “Company,” “we,” “us,” “our” and similar terms used in this prospectus refer to Superconductor Technologies Inc. and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and may incorporate by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and the adequacy of our funding. Other statements contained in this prospectus that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and other comparable terminology. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	our limited cash and a history of losses;

•	our need to materially grow our revenues from commercial operations and/or to raise additional capital (which financing may not be available on acceptable terms or at all) to continue to implement our current business plan and maintain our viability, with our existing cash reserves only expected to be sufficient into the third quarter of 2018;

•	the performance and use of our equipment to produce wire in accordance with our timetable;

•	overcoming technical challenges in attaining milestones to develop and manufacture commercial lengths of our high temperature superconducting (HTS) wire;

•	the possibility of delays in customer evaluation and acceptance of our HTS wire;

•	the limited number of potential customers and customer pressures on the selling prices of our products;

•	the limited number of suppliers for some of our components and our HTS wire;

•	there being no significant backlog from quarter to quarter;

•	our market being characterized by rapidly advancing technology;

•	the impact of competitive products, technologies and pricing;

•	manufacturing capacity constraints and difficulties;

•	the impact of any financing activity on the level of our stock price;

•	the dilutive impact of any issuances of securities to raise capital;

•	cost and uncertainty from compliance with environmental regulations;

•	local, regional, and national and international economic conditions and events and the impact they may have on us and our customers; and

•	if we fail to maintain the listing of our common stock with a U.S. national securities exchange, the liquidity of our common stock could be adversely affected.

We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this prospectus or the documents incorporated by reference herein or therein, or those that we may make orally or in writing from time to time, are based upon management’s beliefs and assumptions and are made based on information available to us as of the time made and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.

For further discussion of these and other factors see “Risk Factors” in this prospectus and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the documents incorporated into this prospectus by reference.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section contained in this prospectus, and our consolidated financial statements and the related notes and the other documents incorporated by reference into this prospectus.

Business Overview

We are a leading company in developing and commercializing high temperature superconductor (“HTS”) materials and related technologies. Superconductivity is the unique ability to conduct electricity with little or no resistance when cooled to “critical” temperatures. HTS materials are a family of elements that demonstrate superconducting properties at temperatures significantly warmer than previous superconducting materials. Electric currents that flow through conventional conductors encounter resistance. This resistance requires power to overcome and generates heat. HTS materials can substantially improve the performance characteristics of electrical systems, reduce power loss, and lower heat generation providing extremely high current carrying density and zero resistance to direct current.

We were established in 1987 shortly after the discovery of HTS materials. Our stated objective was to develop products based on these materials for the commercial marketplace.

After analyzing the market opportunities available, we decided to develop products for the utility and telecommunications industries.

Our initial product was completed in 1998 and we began delivery to a number of wireless network providers. In the following 13 years, we continued to refine and improve the platform, with the primary focus on improving reliability, increasing performance and runtime, and most importantly, removing cost from the manufacturing process of the required subsystems. Our cost reducing efforts led to the invention of our proprietary, high-yield and high throughput HTS material deposition manufacturing process.

In late 2010, we transitioned our research and development efforts to adapting our proprietary HTS material deposition techniques to the production of our HTS Conductus® wire for next generation power applications, which is our primary opportunity to grow our future revenues.

In November 2016, we were selected as the prime recipient of the $4.5 million program award provided by the U.S. Department of Energy’s (DOE) Office of Energy Efficiency and Renewable Energy (EERE), on behalf of the Advanced Manufacturing Office, for its Next Generation Electric Machines (NGEMs) program and, in June 2017, the related contract was finalized and we have now commenced work under that contract. See “Other Assets and Investments” in our Annual Report on Form 10-K for the year ended December 31, 2017 which is incorporated into this prospectus by reference.

In early 2018, we announced the concentration of our future Conductus wire product development efforts on NGEMs to capitalize on several accelerating energy megatrends. This refined focus is very synergistic with our program with the Department of Energy (DOE) award for the development of superconducting wire to enable NGEMs.

Our Proprietary Technology

Our development efforts over the last 30 years have yielded an extensive patent portfolio as well as critical trade secrets, unpatented technology and proprietary knowledge. We have an extensive patent portfolio in addition to critical trade secrets, unpatented technology and proprietary knowledge. In June 2016, we were awarded U.S. Patent No. 9,362,025 from the U.S. Patent and Trademark Office (USPTO) further protecting our unique capabilities for improving the performance of our Conductus® superconducting wire in applications that utilize the advantages for operating in the presence of high magnetic field. In February 2017 we were awarded two patents from the USPTO: U.S. Patent No. 9,564,258, associated with U.S. Patent No. 9,362,025, providing additional protection for the foundation from which we will build high performance wire for our customers, and U.S. Patent No. 9,567,661 protecting the system design developed by STI to improve monitoring efficiency when evaporating materials in a vacuum. In July 2017, EU patent 2188495 (08797906.8) was granted, this patent follows the U.S. Patent granted by U.S. 8,607,560. This patent is focused on METHOD FOR CENTERING RECIPROCATING BODIES AND STRUCTURES MANUFACTURED THEREWITH, related to our Sapphire Cryocooler. Our current patents expire at various dates from 2018 to 2034. We enter into confidentiality and non-disclosure agreements with our employees, suppliers and consultants to protect our proprietary information.

Our strategic plan is to utilize our core proprietary technology in superconductivity and leverage our proprietary manufacturing processes to build Conductus wire for use in electrical power devices. We are adapting our unique HTS material deposition techniques to produce our energy efficient, cost-effective and high performance Conductus wire technology for next generation power applications. We have identified three energy market megatrends that can be addressed by superconducting wire: decentralized renewable energy, high energy efficiency and sustainable transportation. We are working with leading industry device manufacturers to complete qualification and acceptance testing of Conductus wire. Our plan is for significant commercial production of Conductus wire following completion of qualification orders.

Our development efforts (including those described under “Our Future Business” below) can take a significant number of years to commercialize, and we must overcome significant technical barriers and deal with other significant risks, some of which are set out in our public filings, including in particular the “Risk Factors” beginning on page 8 of this prospectus.

Our Future Business

We have created several unique capabilities and HTS manufacturing systems related to our Conductus wire platform that we are seeking to produce by leveraging our leadership in superconducting technologies, extensive intellectual property and HTS manufacturing expertise.

HTS Wire Platform

Our Conductus wire product development is focused on large markets where the advantages of HTS wire are recognized by the industry. Our initial product roadmap targets three important applications: superconducting high power transmission cable, superconducting fault current limiters (SFCL) and high field magnets, including those used in next generation electrical machines (NGEMs).

•	Superconducting High Power Transmission Cable: Superconducting high power transmission and distribution cable transmit 5 to 10 times the electrical current of traditional copper or aluminum cables with significantly improved efficiency. HTS power cable systems consist of the cable, which is comprised of 100’s of strands of HTS wire wrapped around a copper core, and the cryogenic cooling system to maintain proper operating conditions. HTS power cables are particularly suited to high load areas such as the dense urban business districts of large cities, where purchases of easements and construction costs for traditional low capacity cables may be cost prohibitive. The primary application for HTS cables is medium voltage feeds to load pockets in dense urban areas. In these high demand zones the grid is often saturated with aging infrastructure. HTS technology brings a considerable amount of power to new locations where the construction of additional transmission to distribution substations, with major transformer assets, is not feasible. Another potential use of HTS power cable is to improve grid power transmission by connecting two existing substations. In dense urban environments many substations often reach capacity limits and require redundant transformer capacity to improve reliability. HTS cables can tie these existing stations together, avoiding very costly transformer upgrades and construction costs.

•	Superconducting Fault Current Limiter (SFCL): With power demand on the rise and new power generation sources being added, the grid has become overcrowded and vulnerable to catastrophic faults. Faults are abnormal flows of electrical current like a short circuit. As the grid is stressed, faults and power blackouts increase in frequency and severity. SFCLs act like powerful surge protectors, preventing harmful faults from taking down substation equipment by reducing the fault current to a safer level (20 – 50% reduction) so that the existing switchgear can still protect the grid. Currently, electrical-utilities use massive 80kA circuit breakers, oversized transformers and fuses to prevent faults from damaging their equipment and protecting against surges. However, once a fault has occurred, standard circuit breakers suffer destructive failure and need to be replaced before service can be restored. In addition, Smart Grid and embedded alternative energy generation enhancements will increase the need for SCFLs. Grid operators face a major challenge in moving power safely and efficiently, from generators to consumers, through several stages of voltage transformation step downs and step ups. At each stage, valuable energy is lost in the form of waste heat. Moreover, while demands are continually rising, space for transformers and substations—especially in dense urban areas—is severely limited. Conventional oil-cooled transformers pose a fire and environmental hazard. Compact, efficient superconducting transformers, by contrast, are cooled by safe, abundant and environmentally benign liquid nitrogen. As an additional benefit, these actively-cooled devices will offer the capability of operating in overload, to twice the nameplate rating, without any loss of life to meet occasional utility peak load demands.

•	Superconducting High Field Magnets: There are a variety of applications that utilize superconducting magnets in order to capitalize on their unique ability to create extremely high magnetic fields. The NMR and MRI machines of today utilize such superconducting magnets for this very reason. Currently, high-field superconducting magnets are manufactured using commercially available superconducting wire such as niobium-titanium (NbTi) or niobium-tin (Nb3Sn). NMR and MRI device manufacturers and manufacturers of other NGEMs look towards advances in superconducting technologies to improve the overall performance of their systems by dramatically increasing the magnetic fields while reducing size. High demand for a robust, high performance and low cost superconducting wire has spurred rapid development of a next generation alternative. In the last 10 years, new second generation (2G) Rare Earth, Barium, Copper Oxide (ReBCO) superconducting materials have been proven to drastically increase magnetic field strengths, especially at low temperatures. These advanced ReBCO based superconductors now provide an excellent alternative to NbTi and Nb3Sn based materials.

Our Corporate Information

Our facilities and principal executive offices are located at 9101 Wall Street, Suite 1300, Austin, Texas 78754. Our telephone number is (512) 334-8900. We were incorporated in Delaware on May 11, 1987. Additional information about us is available on our website at www.suptech.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus. Our common stock is currently traded on the Nasdaq Capital Market under the symbol “SCON.”

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 8 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

PRIOR REGISTERED OFFERING AND PRIVATE PLACEMENT

On March 9, 2018, the Company completed the closing of a registered public offering. In connection with the offering, the Company issued 1,190,000 shares of its common stock at a price of $1.265 per share and, for investors who would otherwise hold more than 9.99% of the Company’s common stock following the registered offering, the Company agreed to issue to such investors pre-funded warrants to purchase 391,000 shares of the Company’s common stock at a price of $1.255 per warrant subject to payment of an additional $0.01 upon exercise (the “pre-funded warrants”). The pre-funded warrants are subject to a beneficial ownership limitation and cannot be exercised at any time that the holder beneficially owns (or would beneficially own following such exercise) more 9.99% of our common stock.

In a concurrent private placement, the Company issued to the investor in the registered offering, an unregistered warrant (the “warrants”) to purchase one share of common stock for each share of common stock or pre-funded warrants purchased in the registered offering. The warrants have an exercise price of $1.14 per share, are exercisable immediately and expire five years and six months from the date of issuance. The warrants are subject to a beneficial ownership limitation and cannot be exercised at any time that the holder beneficially owns (or would beneficially own following such exercise) more 4.99% of our common stock. The offer and sale of the warrants issued in the private placement was made without registration in reliance on the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder. We will receive gross proceeds from the private placement solely to the extent such warrants are exercised for cash.

This prospectus relates to the sale or other disposition by the selling stockholders of the shares of common stock underlying the warrants. In connection with the private placement, we agreed under a registration rights agreement to register the shares of common stock underlying the warrants for resale or other disposition by the holders thereof and to maintain the effectiveness of such registration statement until the earlier of (x) all securities covered by such registration statement having been sold, thereunder or pursuant to Rule 144, or (y) that may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

THE OFFERING

The following summary contains basic information about the common stock we are offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus titled “Description of Our Securities.”

Common stock outstanding prior to this offering:	11,936,594 shares (1)

Common stock offered for sale by the selling stockholders:	1,581,000 shares of common stock underlying warrants. The warrants are immediately exercisable at an exercise price of $1.14 per share and will expire on September 11, 2023.

Common stock to be outstanding after this offering:	13,517,594 shares (1)

Use of proceeds:	We will not receive any proceeds from the sale or other disposition of the 1,581,000 shares of common stock offered by the selling stockholders under this prospectus. However, we may receive up to approximately $1.8 million in gross proceeds, solely to the extent the warrants held by the selling stockholders are exercised for cash.

Risk Factors:	See the section entitled “Risk Factors” beginning on page 8 and other information included in this prospectus or incorporated by reference for a discussion of factors you should consider before making an investment decision.

Market for our common stock:	Our common stock is quoted and traded on the Nasdaq Capital Market under the symbol “SCON.”

(1)	As of March 15, 2018. This number excludes:

•	18,274 shares of our common stock issuable upon conversion of 328,925 shares of outstanding Series A Convertible Preferred Stock;

•	Options exercisable for an aggregate of 126,130 shares of common stock at a weighted average exercise price of $37.03 per share; and

•	Warrants to purchase up to 9,294,161 shares of our common stock at a weighted average exercise price of $3.12 per share.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as those risks described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2017, which has been filed with the SEC and is incorporated herein by reference in its entirety, as well as other information in this prospectus or in any other documents incorporated by reference. Each of the risks described in these sections and documents could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned above.

Risks Related to Our Business

We have a history of losses and may never become profitable.

In each of our last five years, we have experienced significant net losses and negative cash flows from operations. In 2017, we incurred a net loss of $9.5 million and had negative cash flows from operations of $7.4 million. In 2016, we incurred a net loss of $11.1 million and had negative cash flows from operations of $8.1 million. Our independent registered public accounting firm has included in its audit reports an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. If we fail to increase our revenues, we may not achieve and may not maintain profitability, we may not realize our investment in infrastructure, and may not meet our expectations or the expectations of financial analysts who report on our stock.

We may need to raise additional capital. If we are unable to raise capital our ability to implement our current business plan and ultimately our viability as a company could be adversely affected.

At December 31, 2017, we had $3.1 million in cash and cash equivalents. On March 7, 2018, we announced the pricing of a registered offering of common stock (and common stock equivalents) with total gross proceeds of approximately $2 million. The closing of the registered public offering was completed on March 9, 2018. The net proceeds to us from the registered offering, after deducting the placement agent fees and our estimated offering expenses, was approximately $1.7 million. Our current forecast is that our existing cash resources will be sufficient to fund our planned operations into the third quarter of 2018. Our cash resources will not be sufficient to fund our business through March 30, 2019. Therefore, unless we can materially grow our revenues from commercial operations during such period, we will need to raise additional capital during the next 12-months to continue to implement our current business plan and maintain the viability of the Company.

We believe the key factors to our future liquidity will be our ability to successfully use our expertise and our technology to generate revenues in various ways, including commercial operations, joint ventures and licenses. Because of the expected timing and uncertainty of these factors, we will need to raise funds to meet our working capital needs.

Additional financing may not be available on acceptable terms or at all. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock and could also require that we issue warrants in connection with sales of our stock. If we cannot raise any needed funds to grow our commercial resources, we might be forced to make changes to, or delay aspects of, our business plan which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

Our strategic initiative to develop a new wire platform may not prove to be successful and our decision to focus our research and development efforts on next generation power applications (NGEMs) may not be the most advantageous market opportunity for HTS.

We have spent a considerable amount of resources in developing a new wire platform for power applications. In late 2010, we transitioned our research and development efforts to adapting our proprietary HTS material deposition techniques to the production of our HTS Conductus® wire. In early 2018, we announced the concentration of our future Conductus® wire product development efforts on NGEMs to capitalize on several accelerating energy megatrends. While this refined focus is very synergistic with our program with the Department of Energy (DOE) award for the development of superconducting wire to enable NGEMs other applications for the use of HTS wire may ultimately prove to have been more advantageous to us had we not focused on NGEMs.

Substantial technical and business challenges remain before we can have a commercially successful product introduction. We may not be able to overcome these challenges in a timely or cost effective manner, if at all. Such a failure could adversely impact our prospects, liquidity, stock price and carrying value of our fixed assets.

There are numerous technological challenges that must be overcome in order for our Conductus wire to become commercially successful and our ability to address such technological challenges may adversely affect our ability to gain customers.

Our plan is for commercial production of Conductus wire following completion of qualification orders. We have experienced in the past, and may continue to experience, delays in achieving commercial production of Conductus®. Commercialization can be delayed, among other factors, by technological challenges as we seek to improve our products and processes, delays from customer qualification orders and customer analysis of those orders, and decisions made by our customers with respect to post-qualification orders. Many of the factors that affect successful commercialization of our products are affected by third party decisions.

Conductus® wire is uniquely positioned to address three key technical challenges in the market: high performance, improved economics and commercial-scale capacity. To date, we, along with existing HTS wire manufacturers, have not overcome these challenges to allow for broad commercialization of HTS wire. Customers cannot purchase long-length wire with any reasonable confidence or guaranteed volume; and electric utilities lack confidence in product availability which leads to delays in their deployment roadmap. HTS wire performance is currently below what many customers require. Many power applications require high performance wire with high current carrying capacity, mechanical durability, electrical integrity with low AC losses and minimal splices. Producing high performance HTS wire has proven difficult, especially at volumes required for large scale deployment. The high demand for high performance wire available in very low volume results in a high wire price that narrows the market and limits commercial viability.

We have made significant progress in these areas, however delays in our Conductus wire development, as a result of technological challenges or other factors, may result in the introduction or commercial acceptance of our Conductus wire products later than expected.

The commercial uses of superconducting wire and superconducting wire related products are limited today, and a broad commercial market may not develop.

Even if the technological hurdles are overcome, there is no certainty that a robust commercial market for unproven HTS wire products will come to fruition. To date, commercial use of HTS wire has been limited to small feasibility demonstrations, and these projects are largely subsidized by government authorities. While customer demand is high and market forecasts project large revenue opportunity for superconducting wire in power applications, the market may not develop and superconducting wire might never achieve long term, broad commercialization. In such an event, we would not be able to commercialize our Conductus wire initiative and our business could be adversely impacted.

We have limited experience marketing and selling superconducting wire products, and our failure to effectively market and sell our superconducting wire solutions would lower our revenue and cash flow.

We have limited experience marketing and selling our Conductus wire. Once our Conductus wire is ready for commercial use, we will have to hire and develop a marketing and sales team to effectively demonstrate the advantages of our product over both more traditional products and competing superconducting products or other adjacent technologies. We may not be successful in our efforts to market this new technology.

We expect continued customer pressures to reduce our product pricing which may adversely affect our ability to operate on a commercially viable basis.

We expect to face pressure to reduce prices and accordingly, the average selling price of our Conductus wire. We anticipate customer pressure on our product pricing will continue for the foreseeable future. HTS wire is currently being sold at $250/kiloampere-meter (kA-m). At this price, HTS wire represents more than half the cost of the end device. A price reduction is required for long term commercialization. Cryogenic systems, including cryocoolers and cryostats, have been developed but will also need to be cost optimized as HTS wire becomes available in volume. We have plans to further reduce the manufacturing cost of our products, but there is no assurance that our future cost reduction efforts will keep pace with price erosion. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required product cost savings at a rate needed to keep pace with competitive pricing pressure. Additionally, we may be forced to discount future orders or may never reach commercial viability. If we fail to reach our cost saving objectives or we are required to offer future discounts, our business may be harmed.

We face competition with respect to various aspects of our technology and product development.

Our current wireless products compete on the basis of performance, functionality, reliability, pricing, quality, and compliance with industry standards. With respect to our Conductus wire materials, our competition includes American Superconductor (AMSC), SuperPower (Furukawa), SuNam , Bruker, Shanghai Superconductor, BASF, SuperOx, Fujikura, Sumitomo and THEVA. In addition, we currently supply components and license technology to several companies that may eventually decide to manufacture or design their own HTS components, rather than purchasing or licensing our technology. If we are unable to compete successfully against our current or future competitors, then our business and results of operations will be adversely affected.

We may not be able to compete effectively against alternative technologies.

Our products also compete with a number of alternative approaches and technologies. Some of these alternatives may be more cost effective or offer better performance than our products and we may not succeed in competing against these alternatives.

We currently rely on specific technologies and may not successfully adapt to the rapidly changing market environments.

We must overcome technical challenges to commercialize our Conductus wire. If we are able to do so, we will need to attain customer acceptance of our Conductus wire, and we cannot ensure that such acceptance will occur. We will have to continue to develop and integrate advances to our core technologies. We will also need to continue to develop and integrate advances in complementary technologies. We cannot guarantee that our development efforts will not be rendered obsolete by research efforts and technological advances made by others. Our business success depends upon our ability to keep pace with advancing technology, including materials, processes and industry standards.

We may experience significant fluctuations in sales and operating results from quarter to quarter.

Our quarterly results may fluctuate due to a number of factors, including:

•	the lack of any contractual obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments; and

•	high fixed expenses that may disproportionately impact operating expenses, especially during a quarter with a sales shortfall.

If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

Due to these and other factors, our past results have limited predictive value as to our Conductus wire initiative. Future revenues and operating results may not meet the expectations of stock analysts and investors. In either case, the price of our common stock could be materially adversely affected.

Worldwide economic uncertainty may adversely affect our business, operating results and financial condition.

The United States and global economies continue to experience a period of economic and financial uncertainty, which could result in economic volatility having direct and indirect adverse effects on our business, operating results and financial condition in a number of ways. For example, current or potential customers may delay or decrease spending with us, may delay paying us for previously purchased products, or may not pay us at all. In addition, this recent downturn has had, and may continue to have, an unprecedented negative impact on the global credit markets. If we are required to obtain financing in the near term to meet our working capital or other business needs, we may not be able to obtain that financing. Further, even if we are able to obtain the financing we need, it may be on terms that are not favorable to us, with increased financing costs and restrictive covenants.

Our reliance on a limited number of suppliers and the long lead time of components for our products could impair our ability to manufacture and deliver our systems on a timely basis.

A number of components used in our products are available from a limited number of outside suppliers due to unique designs as well as certain quality and performance requirements. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, many of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the delay or cancellation of orders, which could harm our business.

In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our solutions, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our reliance on a limited number of suppliers exposes us to quality control issues.

Our reliance on certain single-source and limited-source components exposes us to quality control issues if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements.

A failure in single-source or limited-source components or products could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or effectively return or redesign our products, we could lose customer orders or incur additional costs, which could have a material adverse effect on our gross margins and results of operations.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by us jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to obtain.

We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Intellectual property infringement claims against us could materially harm results of operations.

Our products incorporate a number of technologies, including high-temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high- temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

We believe that patents may be or have been issued, or applications may be pending, claiming various compositions of matter used in our products. We may need to secure one or more licenses of these patents. There can be no assurances that such licenses could be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property. In those circumstances, we could face significant liabilities and also be forced to cease the use of key technology.

Other parties may have the right to utilize technology important to our business.

We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secret misappropriation or other related claims.

Companies in HTS wire industries whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secret misappropriation or other related claims. We may be subject to such claims in the future as we seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of our products, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense, and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes could substantially harm our business.

Certain regulatory agencies in the United States and other countries set standards for operations within their territories. HTS wire is subject to a regulatory regime, which may become more strictly regulated if the market grows. Any failure or delay in obtaining necessary approvals could harm our business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

We may explore opportunities to acquire companies or technologies in the future. Other than the acquisition of Conductus, Inc. in 2002, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven. An acquisition entails many risks, any of which could adversely affect our business, including:

•	failure to integrate operations, services and personnel;

•	the price paid may exceed the value eventually realized;

•	loss of share value to existing stockholders as a result of issuing equity securities to finance an acquisition;

•	potential loss of key employees from either our then current business or any acquired business;

•	entering into markets in which we have little or no prior experience;

•	diversion of financial resources and management’s attention from other business concerns;

•	assumption of unanticipated liabilities related to the acquired assets; and

•	the business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our potential growth, we may not be able to successfully offer our products and implement our business plan.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Growth in future operations would place a significant strain on management systems and resources. We expect that we would need to improve our financial and managerial controls, reporting systems and procedures, and would need to expand, train and manage our work force worldwide. Furthermore, we expect that we would be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process. In addition, we could incur expenditures related to hazardous material accidents.

We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Current or future laws and regulations could require substantial expenditures for preventative or remedial action, reduction of chemical exposure, waste treatment or disposal. Any failure to comply with present or future regulations could result in the imposition of fines, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

In addition, although we believe that our safety procedures for the handling and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, there is always the risk of accidental contamination or injury from these materials. To date, we have not incurred substantial expenditures for preventive action with respect to hazardous materials or for remedial action with respect to any hazardous materials accident, but the use and disposal of hazardous materials involves risk that we could incur substantial expenditures for such preventive or remedial actions. If such an accident were to occur, we could be held liable for resulting damages. The liability in the event of an accident or the costs of such remedial actions could exceed our resources or otherwise have a material adverse effect on our financial condition, results of operations or cash flows.

The reliability of market data included in our public filings is uncertain.

Since we operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the Securities and Exchange Commission. The reliability of this data cannot be assured. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our filings with the Securities and Exchange Commission is and will be reliable, it has not been independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been verified by any independent sources.

Our international operations expose us to certain risks.

In 2007, we formed a joint venture with BAOLI to manufacture and sell our SuperLink interference elimination solution in China. In addition to facing many of the risks faced by our domestic business, if that joint venture or any other international operation we may have is to be successful, we (together with any joint venture partner) must recruit the necessary personnel and develop the facilities needed to manufacture and sell the products involved, learn about the local market (which may be significantly different from our domestic market), build brand awareness among potential customers and compete successfully with local organizations with greater market knowledge and potentially greater resources than we have. We must also obtain a number of critical governmental approvals from both the United States and the local country governments on a timely basis, including those related to any transfers of our technology. We must establish sufficient controls on any foreign operations to ensure that those operations are operated in accordance with our interests, that our intellectual property is protected and that our involvement does not inadvertently create potential competitors. There can be no assurance that these conditions will be met. Even if they are met, the process of building our international operations could divert financial resources and management attention from other business concerns. Finally, our international operations will also be subject to the general risks of international operations, such as:

•	changes in exchange rates;

•	international political and economic conditions;

•	changes in government regulation in various countries;

•	trade barriers;

•	adverse tax consequences; and

•	costs associated with expansion into new territories.

Risks Related to the Offering

Our stock price is volatile.

The market price of our common stock has been, and is expected to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects and liquidity;

•	progress or any lack of progress (or perceptions related to progress) in timely overcoming the remaining substantial technical and commercial challenges related to our Conductus wire initiative;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.

If we fail to maintain the listing of our common stock with a U.S. national securities exchange, the liquidity of our common stock could be adversely affected.

Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from the Nasdaq Capital Market or if we are unable to transfer our listing to another stock market.

Our common stock is listed for trading on the Nasdaq Capital Market. Nasdaq has adopted a number of continued listing standards that are applicable to our common stock, including a requirement that the bid price of our common stock be at least $1.00 per share. Failure to maintain the minimum bid price can result in the delisting of our common stock from the Nasdaq Capital Market. We have previously fallen out of compliance with the minimum bid price requirement. On July 18, 2016 we effected a one-for-fifteen reverse stock split in connection with regaining compliance with the minimum bid requirement following a notice from the Listing Qualifications Department of the Nasdaq Stock Market on October 30, 2015 and received a notice of re-compliance from the Listing Qualifications Department of the Nasdaq Stock Market on August 2, 2016. We currently have approximately 11,936,594 publicly held shares as of March 15, 2018. Because of Nasdaq’s continued listing standard which requires that we maintain at least 500,000 publicly held shares, our ability to effectuate a reverse split in the future is limited to a reverse split ratio that would maintain compliance with such publicly held share requirement. This effective limit to a reverse split ratio could prevent us from remediating a minimum bid price violation under circumstances where our stock price was substantially below $1.00 and a higher ratio was needed to remediate the noncompliance.

If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on the OTC Bulletin Board, OTC QB or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets.

We have a significant number of outstanding warrants and options, and future sales of the shares obtained upon exercise of these options or warrants could adversely affect the market price of our common stock.

As of December 31, 2017, we had outstanding options exercisable for an aggregate of 126,130 shares of common stock at a weighted average exercise price of $37.03 per share and warrants to purchase up to 9,294,161 shares of our common stock at a weighted average exercise price of $3.12 per share. Of such warrants, an aggregate of 274,492 warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $1.14. The holders may sell these shares in the public markets from time to time under a registration statement or under Rule 144, without limitations on the timing, amount or method of sale. As our stock price rises, the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of our shares.

It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in our stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation and our amended and restated bylaws, each as amended, and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent, and our bylaws generally require ninety days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. At March 15, 2018, 1,374,845 shares of preferred stock remained unissued. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

Furthermore, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of us without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

Additional Risks Related to our Business, Industry and an Investment in our Common Stock

For a discussion of additional risks associated with our business, our industry and an investment in our common stock, see the section titled “Risk Factors” in our most recent Annual Report on Form 10-K, as filed with the SEC on March 23, 2018, as well as the disclosures contained in documents filed by us thereafter pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated by reference into, and deemed to be a part of, this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds for the sale or other disposition of shares of common stock offered by the selling stockholders under this prospectus. However, we may receive up to approximately $1.8 million in gross proceeds, solely to the extent the warrants held by the selling stockholders are exercised for cash.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “SCON.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the Nasdaq Capital Market.

Quarter Ended	High	Low
Fiscal Year Ending December 31, 2018
First Quarter (through March 30, 2018)	$1.49	$0.93
Fiscal Year Ending in December 31, 2017
Fourth Quarter	$1.42	$0.95
Third Quarter	$1.89	$0.88
Second Quarter	$2.47	$1.21
First Quarter	$1.80	$1.04
Fiscal Year Ending in December 31, 2016
Fourth Quarter	$4.50	$1.16
Third Quarter	$3.80	$2.17
Second Quarter	$4.50	$2.55
First Quarter	$4.80	$2.25

The closing price of our common stock on the Nasdaq Capital Market on April 2, 2018 was $0.93 per share. As of March 15, 2018, we had 11,936,594 shares of common stock outstanding, which were held by approximately 19 stockholders of record and more than 5,000 beneficial owners of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

DESCRIPTION OF OUR SECURITIES

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our restated certificate of incorporation, as amended, or our certificate of incorporation, and our amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and by the General Corporation Law of the State of Delaware.

Authorized Capitalization

We have 252,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 250,000,000 shares of common stock and 2,000,000 shares of preferred stock, of which 706,829 have been designated as Series A Convertible Preferred Stock, par value $0.001 per share, or Series A Preferred Stock, 10,000 have been designated as Series B Convertible Preferred Stock, par value $0.001 per share, or Series B Preferred Stock, 1,500 have been designated as Series C Convertible Preferred Stock, par value $0.001 per share, or Series C Preferred Stock, and 8,000 have been designated as Series D Convertible Preferred Stock, par value $0.001 per share, or Series D Preferred Stock. As of December 31, 2017, we had 10,746,594 shares of common stock, 328,925 shares of Series A Preferred Stock, 0 shares of Series B Preferred Stock, 0 shares of Series C Preferred Stock, and 0 shares of Series D Preferred Stock outstanding. Our authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

On July 18, 2016, we effected a 1-for-15 reverse stock split of our common stock, or the Reverse Stock Split. As a result of the Reverse Stock Split, every fifteen shares of our pre-Reverse Stock Split common stock were combined and reclassified into one share of our common stock. Previously, effective March 11, 2013, we effected a 1-for-12 reverse stock split of our common stock, or the March 2013 Reverse Stock Split. As a result of the March 2013 Reverse Stock Split, every twelve shares of our pre-March 2013 Reverse Stock Split common stock were combined and reclassified into one share of our common stock.

All share and per share data in this prospectus for periods prior to March 11, 2013 have been retroactively adjusted to reflect the 1-12 reverse split of our common stock that was effective on March 11, 2013 and, for periods prior to July 18, 2016, retroactively adjusted to reflect a 1-for-15 reverse stock split of our common stock that was effective on July 18, 2016.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets that are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable. The shares of common stock offered by this prospectus and the shares of common stock underlying the warrants offered by this prospectus will be fully paid and non-assessable.

Our common stock is listed on the Nasdaq Capital Stock Market under the symbol “SCON.” Computershare is the transfer agent and registrar for our common stock. Its address is 250 Royall Street, Canton, MA 02021.

Preferred Stock

Our certificate of incorporation permits us to issue up to 2,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have 706,829 shares of preferred stock designated as Series A Preferred Stock, 10,000 shares of preferred stock designated as Series B Preferred Stock, 1,500 shares of preferred stock designated as Series C Preferred Stock and 8,000 shares of preferred stock designated as Series D Preferred Stock, of which, as of December 31, 2017, 328,925 shares of Series A Preferred, 0 shares of Series B Preferred, 0 shares of Series C Preferred, and 0 shares of Series D Preferred were outstanding, respectively.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. The issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of our common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

Series A Convertible Preferred Stock

In October 2007, in connection with entering into an amended investment agreement with Hunchun BaoLi Communication Co. Ltd., or BAOLI, our board of directors authorized the designation and issuance of 706,829 shares of Series A Preferred Stock. The terms of the investment agreement were subsequently amended and, in February 2008, we issued to BAOLI and two related purchasers (collectively, BAOLI), a total of approximately 17,230 shares of our common stock and 611,523 shares of our Series A Preferred Stock (convertible under certain conditions into approximately 33,974 shares of our common stock).

Subject to the terms and conditions of our Series A Preferred Stock and to customary adjustments to the conversion rate, shares of our Series A Preferred Stock are convertible into shares of our common stock so long as the number of shares of our common stock beneficially owned by BAOLI following such conversion does not exceed 9.9% of our outstanding common stock. Except for a preference on liquidation of $0.01 per share, each share of Series A Preferred Stock is the economic equivalent of the ten shares of common stock into which it is convertible. Except as required by law, the Series A Preferred Stock will not have any voting rights. For a complete description of the terms of the Series A Preferred Stock, please see the certificate of designations, which is incorporated by reference into the registration statement of which this prospectus is a part.

As of December 31, 2017, all of our previously issued Series B, C and D Preferred Stock had been converted into our common stock.

Warrants to Purchase Common Stock

As of March 15, 2018, we have warrants outstanding representing the right to acquire 9,294,161 shares of our common stock at a weighted average exercise price of $3.12 per share. Of such warrants, an aggregate of 274,492 warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $1.14. Accordingly, any offering price of shares of our common stock less than $1.14 will cause the exercise price of the warrants originally issued in our August 2013 financing to be to such price.

As of March 15, 2018, we have pre-funded warrants outstanding representing the right to acquire 391,000 shares of our common stock with an initial exercise price of $0.01 per share. The pre-funded warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 9.99% of the shares of common stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon not less than 61 days prior notice provided that such limitation cannot exceed 9.99%).

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Classified Board of Directors. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one-third of the total number of directors. Pursuant to our bylaws, directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast.

No Stockholder Action by Written Consent. Our bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a majority of the entire board of directors or the president. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given. In addition, our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Change in Control Agreements. A number of our executives have agreements with us that entitle them to payments in certain circumstances following a change in control.

SELLING STOCKHOLDERS

The common stock being offered by the selling stockholders consist of 1,581,000 shares of common stock underlying the warrants. For additional information regarding the issuance of the warrants, see “Prior Registered Offering and Private Placement” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of shares of common stock or warrants, the selling stockholder has not had any material relationship with us within the past three years.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of common stock by each of selling stockholder. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and warrants as of March 29, 2018.

The third column lists the total number of shares of common stock being offered by this prospectus by the selling stockholder.

In accordance with the terms of a registration rights agreement with the selling stockholder, this prospectus generally covers the resale of the number of shares of common stock upon exercise of the warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth and fifth columns assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise (or 9.99% in the case of the pre-funded warrants), excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percent of Shares Beneficially Owned After Offering (1)
Sabby Volatility Warrant Master Fund, LTD (2)	1,137,972(3)	1,581,000(4)	0	—

(1)	Assumes 13,517,594 shares of common stock outstanding following completion of this offering, based on (i) 11,936,594 shares of common stock outstanding as of March 15, 2018 and (ii) assumes no other shares of common stock are issued by the Company other than to the extent exercisable under warrants for common stock that may be beneficially owned by (or deemed to be beneficially owned by) the selling stockholder assuming a 4.99% beneficial ownership limitation immediately after giving effect to such exercises under warrants.
(2)	Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

(3)	Includes 746,972 shares of common stock and a further 391,000 shares of common stock underlying pre-funded warrants issued on March 9, 2018 in connection with the closing of a registered offering at an aggregate exercise price of $1.265 (of which $1.255 was prefunded) which cannot be exercised at any time the holder beneficially owns more than 9.99% of our common stock.
(4)	Consists of 1,581,000 shares of common stock underlying warrants issued in a concurrent private placement on March 9, 2018 at an exercise price of $1.14 per share which cannot currently be exercised at any time the holder beneficially owns more than 4.99% of our common stock (subject to an increase not to exceed 9.99% upon 60 days prior notice).

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain partners of Manatt, Phelps & Phillips, LLP or their affiliates own shares of our common shares representing less than 0.1% of our outstanding common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements of Superconductor Technologies Inc., as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the company’s ability to continue as a going concern) of Marcum, LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, we maintain a web site that contains information about us at http://www.suptech.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement of which this prospectus is a part for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below (excluding any document or portion thereof to the extent such disclosure is furnished and not filed):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 23, 2018; and

•	Our Current Report on Form 8-K filed with the SEC on March 9, 2018.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to:

Superconductor Technologies Inc.

9101 Wall Street, Suite 1300

Austin, TX 78754

(512) 334-8900

A copy of any or all of the foregoing documents which we incorporate by reference in this prospectus may be accessed on our corporate web site at http://www.suptech.com (Click the “Investors” link and then the “Securities Filings” link).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth various expenses that will be incurred in connection with this offering as it relates to this Registration Statement.

SEC registration fee	$186
Legal fees and expenses	15,000
Accounting fees and expenses	7,500
Printing expenses	1,500
Miscellaneous fees and expenses	1,000

Total	$25,186

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or the Delaware Law, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

Section 145 of the Delaware Law provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholders vote, agreement or otherwise. The limitation of liability contained in our restated certificate of incorporation, as amended, and the indemnification provision included in our amended and restated bylaws, as amended, are consistent with Delaware Law Sections 102(b)(7) and 145. We have purchased directors and officers liability insurance.

Section 145 of the Delaware Law authorizes the court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our restated certificate of incorporation, as amended, and amended and restated bylaws, as amended, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, we have entered into indemnification agreements with our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to such provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On March 9, 2018, the Company issued an aggregate of 1,581,000 warrants to purchase common stock at an exercise price of $1.14 per share, exercisable from the date of issuance until the five and a half year anniversary of the date of issuance. The warrants were issued to purchasers of the Company’s common stock and pre-funded warrants purchased in the concurrent March 2018 registered offering. The warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise. In addition, we issued to H.C. Wainwright & Co., LLC, the placement agent to a Securities Purchase Agreement with an institutional investor, a five year warrant to purchase 7% of the number of shares of common stock and pre-funded warrants sold in the registered offering at an exercise price of $1.58 which are immediately exercisable but are subject to a 180-day lock-up in compliance with FINRA Rule 5110(g). The issuance of the foregoing warrants were issued in transactions exempt from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder.

On July 27, 2016, the Company issued an aggregate of 535,062 warrants to purchase common stock at an exercise price of $3.00 per share and exercisable during the period following the six month anniversary of the date of issuance until the five and a half year anniversary of the date of issuance. The warrants were issued to purchasers of the Company’s common stock or Series C Preferred Stock in the Company’s concurrent registered offering in July 2016. In addition, we issued to H.C. Wainwright &Co., LLC, the placement agent, five year warrants to purchase a number of shares of our common stock equal to 7% of the aggregate number of shares of common stock (including underlying the Series C Preferred Stock) sold to the investors in this offering with such warrants having an exercise price of $3.855 (125% of the public offering price per share of common stock). The warrants and the shares of our common stock issuable upon the exercise of the warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder.

On October 14, 2015, in connection with a registered offering, the Company issued to Rodman & Renshaw, a unit of H.C. Wainwright & Co., who acted as placement agent in such registered offering, five-year warrants equal to 5% of the aggregate number of shares of common stock part of the Class A Units and the common stock convertible under the Series B Preferred Stock part of the Class B Units sold in the offering, each at an exercise price of $6.56 per share (125% of the public offering price of the Class A Units). The issuance of the foregoing warrants were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder.

On March 25, 2015, the Company issued an aggregate of 102,093 investor warrants to purchase common stock at an exercise price of $24.49 per share, exercisable until five years and six months from the date of issuance. The warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise. The exercise of the warrants is subject to certain beneficial ownership and other limitations set forth in the warrants. Such warrants were issued in a private placement that was conducted concurrently with a registered offering of 204,186 shares of its common stock. In connection with such registered offering, the Company issued to the placement agent in such registered offering five-year warrants equal to 5% of the aggregate number of shares of common stock sold in the registered offering, at an exercise price of $30.61. The issuance of the foregoing warrants were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder.

On February 14, 2015, the Company entered into Warrant Exercise Agreements with certain holders of outstanding warrants to purchase an aggregate of 61,124 shares of common stock in the Company. The warrants were certain of the Term B warrants originally issued as part of an underwritten public offering by the Company that closed on August 9, 2013. In connection with the Warrant Exercise Agreements, the Company engaged H.C. Wainwright & Co., LLC to act as the Company’s financial advisor and, as part of the compensation to such advisor, issued a five-year warrant to purchase five percent (5%) of the number of shares so exercised at an exercise price equal to 110% of the closing price of the common stock on February 13, 2015. The issuance of the foregoing warrants were issued in transactions exempt from registration pursuant to Section 4(a)(2) under the Securities Act.

ITEM 16.	EXHIBITS

(a)	Exhibits. The exhibits are incorporated by reference from the Exhibit Index attached hereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

3.1	Restated Certificate of Incorporation of Registrant as amended through March 1, 2006. (14)

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Registrant, filed March 11, 2013. (18)

3.3	Certificate of Amendment of Restated Certificate of Incorporation of Registrant, filed July 18, 2016. (29)

3.4	Amended and Restated Bylaws of Registrant. (14)

3.5	Amendment adopted March 29, 2010 to Amended and Restated Bylaws of Registrant. (15)

3.6	Amendment adopted October 28, 2013 to Amended and Restated Bylaws of Registrant. (20)

4.1	Form of Common Stock Certificate. (13)

4.2	Form of Series B Preferred Stock Certificate. (28)

4.3	Form of Series C Preferred Stock Certificate. (30)

4.4	Form of Series D Preferred Stock Certificate. (31)

4.5	Certificate of Designations of Registrant of Series A Convertible Preferred Stock of Registrant filed November 13, 2007. (12)

4.6	Certificate of Designations of Registrant of Series B Convertible Preferred Stock of Registrant and form of Series B Convertible Preferred Stock Certificate. (28)

4.7	Certificate of Designations of Registrant of Series C Convertible Preferred Stock of Registrant and form of Series C Convertible Preferred Stock Certificate. (30)

4.8	Certificate of Designations of Registrant of Series D Convertible Preferred Stock of Registrant and form of Series D Convertible Preferred Stock Certificate. (32)

4.9	Forms of Series A and Series B Warrants to Purchase Common Stock issued by Registrant on April 26, 2013. (19)

4.10	Form of Warrant to Purchase Common Stock issued by Registrant on August 9, 2013. (21)

4.11	Form of Warrant Exercise Agreement dated February 14, 2015 and Financial Advisor Warrant. (22)

4.12	Form of Warrant to Purchase Common Stock issued by Registrant on March 25, 2015, pursuant to the Purchase Agreement. (24)

4.13	Form of Placement Agent Warrant to Purchase Common Stock issued by Registrant on March 25, 2015. (24)

4.14	Form of Series [A][B] Common Stock Purchase Warrant issued by Registrant on October 14, 2015. (25)

4.15	Form of Placement Agent Warrant to Purchase Common Stock issued by Registrant on October 14, 2015. (26)

4.16	Form of Warrant to Purchase Common Stock issued by Registrant on August 2, 2016. (30)

4.17	Form of Placement Agent Warrant to Purchase Common Stock issued by Registrant on August 2, 2016. (30)

4.18	Form of Warrant to Purchase Common Stock issued by Registrant on December 14, 2016. (33)

4.19	Form of Pre-Funded Common Stock Purchase Warrant issued by Registrant on March 9, 2018. (34)

4.20	Form of Placement Agent Common Stock Purchase Warrant issued by Registrant on March 9, 2018. (35)

4.21	Form of Series A Common Stock Purchase Warrant issued by Registrant on March 9, 2018. (36)

4.22	Registration Rights Agreement dated March 6, 2018. (37)

5.1	Opinion of Manatt, Phelps & Phillips, LLP. *

10.1	Form of Change in Control Agreement dated March 28, 2003. (1)***

10.2	Form of Amendment No. 1 to Change in Control Agreement dated as of May 24, 2005. (7)***

10.3	Form of Amendment No. 2 to Change in Control Agreement dated as of December 31, 2006. (9)***

10.4	Patent License Agreement by and between Registrant and Lucent Technologies GRL LLC. (2)**

10.5	License Agreement between Registrant and Sunpower dated May 2, 2005. (3)**

10.6	Employment Agreement between Registrant and Jeffrey Quiram dated as of February 14, 2005. (4)***

10.7	Amendment to Employment Agreement between Registrant and Jeffrey Quiram dated as of December 31, 2006. (9)***

10.8	2003 Equity Incentive Plan As Amended May 25, 2005. (6)***

10.9	Form of Notice of Grant of Stock Options and Option Agreement for 2003 Equity Incentive Plan. (4)***

10.10	Management Incentive Plan (July 24, 2006). (8)***

10.11	Compensation Policy for Non-Employee Directors dated March 18, 2005. (5)***

10.12	Form of Director and Officer Indemnification Agreement. (23)***

10.13	Lease Agreement between the Registrant and Prologis Texas III LLC dated December 5, 2011. (16)

10.14	First Amendment to Lease Agreement between the Registrant and Prologis Texas III LLC dated August 23, 2012. (17)

10.15	Second Amendment to Lease Agreement between Registrant and Prologis Texas III LLC dated July 18, 2014. (23)

10.16	Agreement between Registrant and Hunchun BaoLi Communication Co., Ltd. (“BAOLI”) dated August 17, 2007. (10)

10.17	First Amendment to Agreement between Registrant and BAOLI dated November 1, 2007. (11)

10.18	Second Amendment to Agreement between Registrant and BAOLI dated January 7, 2008. (11)

10.19	Framework Agreement between Registrant and BAOLI dated November 8, 2007. (11)

10.20	Sino-Foreign Equity Joint Venture Contract between Superconductor Investments (Mauritius) Limited and BAOLI dated December 8, 2007 (Exhibit A to Framework Agreement with BAOLI). (11)

10.21	Form of Technology and Trademark License Agreement between Superconductor Investments (Mauritius) Limited, Registrant and BAOLI (Exhibit B to Framework Agreement). (11)

10.22	2013 Equity Incentive Plan adopted October 25, 2013, and forms of Award Agreements. (27) ***

21	List of Subsidiaries. (38)

23.1	Consent of Marcum, LLP, Independent Registered Public Accounting Firm. *

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1). *

24.1	Power of Attorney is contained on the signature page. *

(1)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2003, filed May 13, 2003.
(2)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, filed March 11, 2004.
(3)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2004, filed November 10, 2004.
(4)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed March 16, 2005.

(5)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005, filed May 6, 2005.
(6)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed May 27, 2005.
(7)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, filed March 8, 2006.
(8)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed July 28, 2006.
(9)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed April 2, 2007.
(10)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007, filed November 13, 2007.
(11)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed March 27, 2008.
(12)	Incorporated by reference from Registrant’s Current Report on Form 8-K/A filed February 25, 2008.
(13)	Incorporated by reference as Exhibit 4.1 to Registrant’s Form 10-K filed March 28, 2014.
(14)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, filed March 17, 2010.
(15)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed April 2, 2010.
(16)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, filed March 30, 2012.
(17)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2012, filed November 13, 2012.
(18)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed March 14, 2013.
(19)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed April 30, 2013.
(20)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed October 31, 2013.
(21)	Incorporated by reference as Exhibit 4.9 to Registrant’s Form S-1/A filed August 2, 2013.
(22)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed February 17, 2015.
(23)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, filed March 12, 2015.
(24)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed March 24, 2015.
(25)	Incorporated by reference as Exhibit 4.11 to Registrant’s Form S-1/A filed October 6, 2015.
(26)	Incorporated by reference as Exhibit 4.12 to Registrant’s Form S-1/A filed October 6, 2015.
(27)	Incorporated by reference as Exhibit A to Registrant’s Schedule 14A filed October 31, 2013.
(28)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed October 13, 2015.
(29)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed July 18, 2016.
(30)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed August 2, 2016.
(31)	Incorporated by reference from Exhibit 4.21 to Registrant’s Form S-1/A filed December 6, 2016.
(32)	Incorporated by reference from Exhibits 4.21 and 4.22 to Registrant’s Form S-1/A filed December 6, 2016.
(33)	Incorporated by reference from Exhibit 4.24 to Registrant’s Form S-1/A filed December 6, 2016.
(34)	Incorporated by reference from Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed March 9, 2018.
(35)	Incorporated by reference from Exhibit 4.2 to Registrant’s Current Report on Form 8-K filed March 9, 2018.
(36)	Incorporated by reference from Exhibit 4.3 to Registrant’s Current Report on Form 8-K filed March 9, 2018.
(37)	Incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed March 9, 2018.
(38)	Incorporated by reference from Registrant’s Annual Report on Form 10-K filed March 23, 2018.

*	Filed herewith.
**	Confidential treatment has been previously granted for certain portions of these exhibits.
***	This exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on this 4th day of April, 2018.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:	/s/ Jeffrey A. Quiram
Jeffrey A. Quiram President and Chief Executive Officer

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Quiram and William J. Buchanan, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jeffrey A. Quiram Jeffrey A. Quiram	President, Chief Executive Officer and Director (Principal Executive Officer)	April 4, 2018

/s/ William J. Buchanan William J. Buchanan	Chief Financial Officer (Principal Financial and Accounting Officer)	April 4, 2018

/s/ David W. Vellequette David W. Vellequette	Director	April 4, 2018

/s/ Lynn J. Davis Lynn J. Davis	Director	April 4, 2018

/s/ Martin A. Kaplan Martin A. Kaplan	Chairman of the Board	April 4, 2018

S-1